Long Drive to Yadkin LLC (the "Company") a North Carolina

Company

Financial Statements

For the fiscal year ended December 31, 2025 and 2024

Long Drive to Yadkin LLC
Balance Sheet

Balance Sheet	Dec 31, 2025	Dec 31, 2024
Assets		
Current assets:		
Cash and cash equivalents	$10,275.00	$91,661.00
Accounts receivable	-	-
Prepaid expenses and other assets	-	-
Total current assets	**$10,275.00**	**$91,661.00**
Property and equipment - net		
Total assets	**$10,275.00**	**$91,661.00**
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable	-	-
Accrued expenses	-	-
Other liabilities - Credit Card	$1,677.00	-
Total current liabilities	**$1,677.00**	**$0.00**
Convertible notes (if any)		
Other long term liabilities	$25,000.00	
Total liabilities	**$26,677.00**	**$0.00**
Members' Equity:		
Capital-Member Equity Investments	$24,635.00	$22,565.00
Capital-Crowd Funding Investments	$82,048.00	$82,048.00
Acumulated Deficit	-$123,085.00	-$12,952.00
Total members' equity:	**-$16,402.00**	**$91,661.00**
Total liabilities and members' equity:	**$10,275.00**	**$91,661.00**

Unaudited

Long Drive to Yadkin LLC
Income Statement

Income Statement	Year Ended Dec, 2025	Year Ended Dec, 2024
Revenue - net	$0.00	$0.00
Cost of revenue		
Gross profit/loss	**$0.00**	**$0.00**
Operating expenses	$110,133.00	$7,473.00
Operating profit/loss	**-$110,133.00**	**-$7,473.00**
Deficit-Beginning	$12,952.00	$5,479.00
Accumulated profit/loss	**-$123,085.00**	**-$12,952.00**

Long Drive to Yadkin LLC
Statement of Cash Flows

Statement of Cash Flows	Year Ended Dec, 2025	Year Ended Dec, 2024
Cash flows from operating activities	-$110,133.00	-$7,473.00
Cash flows from financing activities	$28,747.00	$99,134.00
Cash at beginning of period	$91,661.00	$0.00
Net increase/decrease in cash	-$81,386.00	$91,661.00
Cash at the end of period	$10,275.00	$91,661.00

Unaudited

Long Drive to Yadkin LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

Long Drive to Yadkin LLC. (the "Company") is a corporation organized on August 22, 2022 under the laws of North Carolina. The Company plans to be in the film production business. The company is in the start-up phase of operation. Funds were raised from Crowd Funding during 2024 for production in 2025. The film was produced and made in early 2025 but has not been released yet.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

	12/31/2025	12/31/2024
Cash in Bank	$ 10,275	$ 91,661
Total Cash in Bank	$ 10,275	$ 91,661

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions

Unaudited

that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.